This Form 6-K/A is being submitted to correct a clerical error in a previously submitted Form 6-K on 02 August 2004.

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of August 2004

                                 Sanitec International S.A.
                                19-21 boulevard Prince Henri
                                     L-1724 Luxembourg
                                   RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes |_|  No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Sanitec International S.A.

                                                              (Registrant)


                                                   By:    /s/ Rainer Simon
                                                        ----------------------
                                                   Name:  Rainer Simon
                                                   Title: President and CEO

02 August 2004

                           FORWARD-LOOKING STATEMENTS

         This report includes forward-looking statements. All statements other than statements of historical fact included in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our annual report on Form 20-F, filed with the SEC on April 28, 2004, as well as those included elsewhere in this report. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o        our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o        our ability to establish and maintain production and supply channels;

o        our ability to compete effectively in a highly competitive environment;
         and

o        our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                                                                   PRESS RELEASE
                                                                   2 August 2004

- PRESS RELEASE -
TO BE
PUBLISHED MONDAY 2 AUGUST 2004 AT 14:30 CET


NEW DIVISIONAL STRUCTURE WITHIN SANITEC: CERAMICS, ACRYLICS & ENCLOSURES AND WELLNESS

Sanitec's Supervisory Board has decided to follow the proposal of Sanitec's Executive Board of Management to divide its two business segments Bathroom Ceramics and Bath and Shower Products into two divisions: Ceramics, Acrylics & Enclosures (CA&E) division and Wellness division. The split will enable the Group to efficiently open up the potentials of the two different businesses by developing customised business models that better respond to market needs. The divisional structure will be implemented immediately.

The CA&E division will comprise of bathroom ceramics and of high volume bath and shower products, such as shower enclosures and acrylics. The Wellness division, on the other hand, will comprise of market specific wellness products, such as whirlpools and shower systems. Albatros, Revita, Koralle, Leda and Panda will be the core brands for Wellness, while CA&E continues to build on the main brands Allia, Ido, Ifo, Kolo, Keramag, Panda, Pozzi-Ginori, Selles, Sphinx and Twyford.

CA&E will follow Sanitec's current organisation of regional sales and marketing, supported by European production networks. The more locally oriented Wellness division will gain higher organisational independence with production concentrated in Italy, France and Germany.


Sanitec Corporation


For additional information, please contact
Mr Corrado Giovannetti
Executive Vice President, Bath and Shower Products
tel. +39 0427 587 400
mobile +39 335 241 116
e-mail corrado.giovannetti@dominospa.com
       ---------------------------------

Mr Lars Hohmann, Corporate VP, Corporate Development & Communications tel. +49 40 3410 2980
mobile +49 173 962 3232
e-mail lars.hoehmann@sanitec.com
       -------------------------


SANITEC IS A EUROPEAN MULTI-BRAND GROUP THAT DESIGNS, MANUFACTURES AND MARKETS BATHROOM CERAMICS AND BATH AND SHOWER PRODUCTS. THE GROUP IS BASED AROUND LOCALLY WELL KNOWN BRANDS, WHICH HAVE STRONG POSITIONS AND DEEP ROOTS IN THE BATHROOM BUSINESS, AND IS WELL POSITIONED AS A LEADING EUROPEAN PROVIDER FOR BATHROOM SOLUTIONS.

IN 2003, SANITEC'S NET SALES AMOUNTED EUR 951.1 MILLION. THE GROUP EMPLOYS ALMOST 8,000 PEOPLE, MAINLY IN EUROPE. THE 30 PRODUCTION PLANTS ARE ALSO LOCATED IN EUROPE WHEREAS THE SALES AND MARKETING NETWORK OPERATES WORLD-WIDE.